UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on December 22, 2010: Euroseas Ltd. Announces Time Charter Agreements for its Panamax Bulk Carriers M/V Eleni P, M/V Irini and M/V Aristides N P.

Exhibit 1

Euroseas Ltd. Announces Time Charter Agreements for its Panamax Bulk Carriers M/V Eleni P, M/V Irini and M/V Aristides N P.

December 22, 2010, Maroussi, Athens, Greece - Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that three subsidiaries of the Company have entered into time charter agreements for the following vessels :

M/V Eleni P, a 72,119 dwt, 1997 built Panamax bulk carrier, has been chartered for about two years period at a gross daily rate of $16,500. The charter will commence in March 2011 upon the completion of the necessary drydocking works following her release from the Somali Pirates. This employment is expected to generate approximately $12 million of gross revenues during the period of the charter.

M/V Irini, a 69,734 dwt, 1988 built Panamax bulk carrier, has been chartered for about two and a half years period at a gross daily rate of $14,000. The charter has already commenced since the 10th of December 2010. This employment is expected to generate approximately $12.7 million of gross revenues during the period of the charter.

Both the above charters have been concluded with highly reputable European Charterers.

Furthermore the company announced that M/V Aristides N P a 69,268 dwt, 1993 built Panamax bulk carrier, has been withdrawn from the service of her previous Charterers due to their performance which raised concerns for the ability of the Charterers to further fulfil their obligations. The company has taken all necessary legal actions in order to protect its interests and rights. M/V Aristides N P  has been chartered for a short voyage at market rates.

Following the above mentioned charters, approximately 60% of Euroseas total fleet days for 2011 and approximately 16% in 2012 are secured under period charters or Forward Freight Agreements (FFAs)**. The respective coverage for the Drybulk vessels only is about 82% for 2011 and 44% for 2012.

Aristides Pittas, Chairman and CEO of Euroseas, commented: "We are pleased to announce that we have secured  time charter Agreements for our m/v Eleni P and m/v Irini in this challenging environment at levels which are accretive to our EBITDA. We believe that this fixture will provide us with substantial additional secured cash for the next two years, allowing us more flexibility in pursuing further growth opportunities. “

As of December 22, Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC til Feb-12	$17,500
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	Spot
MONICA P (*)	Handymax	46,667		1998	Bulkhandling Pool
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug-11 $18,735 ‘til Aug-12 $19,240 ‘til Aug-13 $19,750 ‘til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Mar-11 Option til Mar-12	$4,000 $7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til May-11	$7,000
DESPINA P	Handy size	33,667	1,932	1990	In Dry-dock
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	TC til April-11	$9,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	Monthly options TC ‘til Mar -11	$4,250
YM Port Klang (ex-Mastro Nicos)	Handy size	23,596	1,599	1993	TC ‘til Nov-11	$5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til May-11	$7,699
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Mar-11	$6,800
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘ til Jun-11	$5,300
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

 (*) "Monica P" is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the drybulk area.

(**) The company has concluded a Freight Forward Agreement(FFA) option contract on the panamax index for colander 2011 for a modern panamax. Such a contract serves as an approximate hedge to one of our panamax vessels for 2011 effectively locking in a rate between $16,500 and $23,500.

About Euroseas Ltd.
Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward - Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact

Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane,
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media

Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  December 22, 2010

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President